# First Quarter 2018
## Financial Review





# ZIONS BANCORPORATION

April 23, 2018

# Forward-Looking Statements; Use of Non-GAAP Financial Measures

**Forward Looking Information**

The attached presentation includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in the attached presentation that are based on other than historical information or that express Zions Bancorporation's expectations regarding future events or determinations are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect, among other things, our current expectations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results, the potential timing or consummation of the proposed transaction described in the presentation and receipt of regulatory approvals or determinations, or the anticipated benefits thereof, including, without limitation, future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; growth rates of revenue or expense; risks and uncertainties related to the ability to obtain shareholder and regulatory approvals or determinations for various matters, including the proposed merger of the holding company with and into the operating bank, or the possibility that such approvals or determinations may be delayed; the imposition by regulators of conditions or requirements that are not favorable to Zions; the ability of Zions Bancorporation to achieve anticipated benefits from the consolidation and regulatory determinations; and legislative, regulatory and economic developments that may diminish or eliminate the anticipated benefits of the consolidation. These risks, as well as other factors, are discussed in Zions Bancorporation's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (http://www.sec.gov), and other risks associated with the proposed transaction will be more fully discussed in the proxy statement that will be filed with the Securities and Exchange Commission in connection with the proposed transaction.

**Use of Non-GAAP Financial Measures:**

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

**ZIONS BANCORPORATION**

# First Quarter 2018 Key Performance Indicators

## Continued PPNR growth and improved profitability

- ✓ **EPS:** Diluted earnings per share increased from the year-ago period, to $1.09 in 1Q18 from $0.61
  - Notable items that are operating but believed to be infrequent included:
    - $0.04 per share of interest recoveries on four loans
    - $0.17 per share of a negative provision for credit losses due to strong credit quality performance

- ✓ **Adjusted pre-provision net revenue [1]:** Strong growth of 24% over year-ago period
  - A 10% year-over-year increase in adjusted revenue [1]
  - A 2% year-over-year increase in adjusted noninterest expense [1]

- ✓ **"Simple, Easy, Fast" initiative:**
  - Efficiency ratio was 61.3% in 1Q18, an improvement from 65.9% in the year ago period
  - Noninterest expense (NIE) decreased 0.5% from the year ago period; adjusted NIE increased less than 2%

- ✓ **Loans & Deposits:**
  - Period-end loan balances increased 5% from the prior year; average loan balances also increased over 5%; due to increases in commercial and consumer loans, while commercial real estate loans were generally stable
  - Average deposits declined slightly from the prior year
  - Cost of total deposits increased 5 basis points (bps) compared to the prior year, to 15 bps from 10 bps

- ✓ **Credit quality:** Credit quality improved materially over the past year
  - Classified loans and nonperforming loans declined about $441 million and $198 million, respectively, from prior year
  - Net charge-offs were just 5 bps in the first quarter and 7 bps over the past 12 months

- ✓ **Return on Tangible Common Equity was 15.5%, up from 8.8% in the prior year**

---

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

**ZIONS BANCORPORATION**

# Earnings per Share

### Diluted Earnings per Share



- Diluted earnings per share increased to $1.09 in 1Q18 from $0.61 in the year-ago period

- Notable infrequent operating items in 1Q18:
  - Four large loans which produced $11 million of interest income recoveries or $0.04 per share
  - $47 million or $0.17 per share of a negative provision for credit losses due to strong credit quality performance
  - Excluding those two items, diluted EPS would have increased 44% over the year-ago period

- 1Q18 positive impacts from increased revenue, controlled costs, and reduced corporate federal tax rate

## ZIONS BANCORPORATION

# Credit Quality

*Healthy and improving credit quality metrics*

- Key Credit Metrics:
  - Classified loans were about 2% of loans
    - Down 10% from prior quarter
    - Down 30% from the prior year
  - NPAs were 0.9% of loans
    - Down 6% from prior quarter
    - Down 33% from the prior year
  - Annualized NCOs were 0.05% of average loans for the quarter
- Allowance for credit losses remains strong at 116 basis points of total loans and leases
  - 1.3x coverage of NPAs up from 1.0x coverage a year ago
  - 0.5x of classified loans compared to 0.4x a year ago
  - Strong coverage of annualized NCOs

## Credit Quality Ratios



4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
4Q14
4Q15
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
NCOs / Loans (ann.)
Classified / Loans
NPAs / Loans


Note: Net Charge-offs/Loans ratio is annualized for all periods shown



ZIONS BANCORPORATION

# Pre-Provision Net Revenue

*Strong year-over-year improvement driven by loan growth, expense control, and the benefit of higher benchmark interest rates*

**Adjusted Pre-Provision Net Revenue** [1] *($mm)*



- Adjusted pre-provision net revenue has strengthened measurably, up 24% over the past year and 80% since 4Q14
  - Up 19% and 73% over 1Q17 and 4Q14, respectively, after adjusting for the previously mentioned interest income recoveries

- Persistent improvement driven by success on multiple fronts:
  - Loan growth
  - Customer-related fee income growth
  - Solid expense control

- Expect stable balance sheet and investment portfolio size over the near term

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table. 2Q17 results included $16 million of interest recovery income related to four loans.

**ZIONS BANCORPORATION**

# Profitability

## Zions' profitability continues to improve since announcing the "Simple, Easy, Fast" initiative

- Return on assets was 1.45% in 1Q18; up from 0.88% a year ago
- Return on tangible common equity was 15.5% in 1Q18; up from 8.8% a year ago
  - 1Q18 includes interest recoveries of $11 million (pre-tax) and $47 million of negative provision for credit loss, equaling approximately 27 basis points of ROA and 3.0 percentage points of ROTCE
- 1Q18 positive impacts from increased revenue, controlled costs, and reduced corporate federal tax rate



**Return on Assets**



**Return on Tangible Common Equity**

■ GAAP     ▨ Adjusted in 1Q18 for items mentioned above; in 2Q17 for pre-tax interest recovery income of $16 million; in 4Q17 for the after-tax revaluation of DTA of $47 million, and the pre-tax charitable contribution of $12 million

**ZIONS BANCORPORATION**

# Average Loan and Deposit Growth

**Moderate balance sheet growth is expected to be a key driver of Zions' positive operating leverage**

- Average loans held for investment increased 5.4% over the year-ago period, and about 5% (annualized) from the prior quarter
- Average deposits were relatively stable over the year-ago period, and decreased over 2% (annualized) from the prior quarter





**ZIONS BANCORPORATION**

# 2018-2019 Objectives:

*Growth through simplification and focus*

- **Demonstrate positive operating leverage:**
  - Broad based loan growth with major loan portfolio concentrations within acceptable limits
  - Momentum from noninterest income growth initiatives
  - Slightly increasing noninterest expense growth, primarily driven by revenue growth and digital delivery
  - Greater sales volumes and revenue growth through enhanced use of data
- **Target high single digit annual percentage growth rate for pre-provision net revenue** (1)
- **Demonstrate reduced volatility in financial performance than previously experienced**
- **Implement technology upgrade and digital strategies, automation and simplification of front, middle and back office processes**
- **Increase the Return *on* and *of* Capital**
  - Maintain top quartile credit risk profile and superior risk management posture leading to increasing returns ***of*** capital
- **Execute on our Community Bank Model – doing business on a "Local" basis**

(1) Excludes the $12 million charitable contribution from 4Q17

9

ZIONS BANCORPORATION

# Financial Results

## Solid and improving fundamental performance

| (Dollar amounts in millions, except per share data) | Three Months Ended | | |
| --- | --- | --- | --- |
| | March 31, 2018 | December 31, 2017 | March 31, 2017 |
| **Earnings Results:** | | | |
| Diluted Earnings Per Share | $ 1.09 | $ 0.54 | $ 0.61 |
| Net Earnings Applicable to Common Shareholders | 231 | 114 | 129 |
| Net Interest Income | 542 | 526 | 489 |
| Noninterest Income | 138 | 139 | 132 |
| Noninterest Expense | 412 | 417 | 414 |
| Pre-Provision Net Revenue [1] | 265 | 259 | 213 |
| Provision for Credit Losses | (47) | (12) | 18 |
| | | | |
| **Ratios:** | | | |
| Return on Assets[2] | 1.45 % | 0.74 % | 0.88 % |
| Return on Common Equity[3] | 13.3 % | 6.3 % | 7.48 % |
| Return on Tangible Common Equity[3] | 15.5 % | 7.4 % | 8.8 % |
| Net Interest Margin | 3.56 % | 3.45 % | 3.38 % |
| Yield on Loans | 4.51 % | 4.30 % | 4.14 % |
| Yield on Securities | 2.25 % | 2.14 % | 2.24 % |
| Average Cost of Total Deposits[4] | 0.15 % | 0.13 % | 0.10 % |
| Efficiency Ratio [1] | 61.3 % | 61.6 % | 65.9 % |
| | | | |
| Effective Tax Rate | 22.7 % | 52.5 % | 24.5 % |
| | | | |
| Ratio of Nonperforming Assets to Loans, Leases and OREO | 0.87 % | 0.93 % | 1.37 % |
| Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans | 0.05 % | 0.11 % | 0.43 % |
| | | | |
| Basel III Common Equity Tier 1 | 12.2 % | 12.1 % | 12.2 % |

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

**ZIONS BANCORPORATION**

# Net Interest Income

*Growth due primarily to loan growth, securities growth and wider net interest margin*



Net Interest Income
($mm)
$550
$525
$500
$475
$450
$425
$400
(1)
(1)
Up 11% YoY
1Q17
2Q17
3Q17
4Q17
1Q18


- Net interest income increased 11% over the year-ago period, to $542 million, up 8.6% over the prior year period when excluding the interest recoveries on four loans
- Majority of the increase attributable to increases in:
  - Interest and fees on loans due to loan growth in commercial and consumer loans
  - Short-term benchmark interest rates
  - Interest on securities from an increase in the average investment securities portfolio
- Interest revenue increases were partially offset by higher interest expense on borrowed funds and deposits

(1) 1Q18 and 2Q17 results included $11 million and $16 million, respectively, of interest recovery income related to four discrete loans in each period

11

ZIONS BANCORPORATION

# Net Interest Drivers: Loan Growth

## Moderate to strong loan growth achieved in targeted growth categories

### Year-over-Year Loan Balance Growth
#### Total Loans: +5%



Note: circle size indicates relative proportion of loan portfolio as of 1Q18.

**Growth Rate: Year over Year**

- Municipal, 60%
- Other, 9%
- Owner Occupied (ex-NRE), 8%
- 1-4 Family, 9%
- C&I (ex-O&G), 7%
- Home Equity, 6%
- C&D, -1%
- O&G, -2%
- Term CRE (ex-NRE), 0%
- National Real Estate, -11%

**Size of the Portfolio, in billions of dollars**

*Year over year:*

- Loan growth predominantly in Residential Mortgage (1-4 Family) and Owner Occupied (ex-NRE) and C&I (ex-O&G)

- Decline in Oil and Gas (O&G), NRE and C&D accounted for nearly $300 million of attrition

*Over the next four quarters, we expect moderate total loan growth, driven by:*

- Moderate to strong growth in 1-4 Family, Municipal, C&I, Owner-Occupied and Commercial Real Estate loans

- Stable to slightly increasing O&G

Note: National Real Estate (NRE) is a line of business of Zions Bank (which is a division of ZB, N.A.) with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

**ZIONS BANCORPORATION**

# Net Interest Income Drivers: Yields and Costs

**Growth of net interest income reflects a benefit on assets from higher short-term interest rates with only a moderate increase in funding costs**

## Net Interest Margin (NIM)



Loan Yield
3.38%  3.52%  3.45%  3.45%  3.56%
Net Interest Margin
Securities Yield
Cash Yield
Interest Expense

1Q17    2Q17    3Q17    4Q17    1Q18

## Average Earning Asset Mix

*Earning asset mix relatively similar to the year ago period*



Cash 2%
Securities 26%
Loans 72%

Relative to the prior quarter, the

- NIM increased 11 bps to 3.56%
  - Interest recoveries on loans in 1Q18 were $11 million, or approximately seven basis points of NIM

- Yield on loans increased 21 bps to 4.51%
  - Interest recoveries on loans in 1Q18 were $11 million, or approximately 9 basis points of loan yield

- Yield on securities increased 11 bps to 2.25%, largely due to reduced prepay speeds

- Cost of deposits increased two bps to 15 bps

- Cost of total deposits and borrowed funds increased eight bps

**ZIONS BANCORPORATION**

# Noninterest Income

## Customer-Related Fee Income [1]



($mm)

**+7% YoY**

|  |  |
|---------|-------|
| 1Q17 | $115 |
| 2Q17 | $121 |
| 3Q17 | $122 |
| 4Q17 | $127 |
| 1Q18 | $123 |

- Customer-related fee income increased approximately 7% from the year ago period, primarily due to increases in:
  - Non-deposit service charges, primarily card fee income growth
  - Trust and wealth management income
  - Capital markets (includes swap and foreign exchange related revenue) fees

- Fee Income growth remains a major focus for the Company

---

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

**ZIONS BANCORPORATION**

# Noninterest Expense



**Noninterest Expense**

(1)    ($ millions)

- Total noninterest expense decreased 0.5% from the year-ago period due to slight decreases in:
  - Amortization of core deposit and other intangibles
  - Professional and legal services
  - Credit-related expense
  - Occupancy
  - Other noninterest expenses

- Adjusted noninterest expense increased 2% from the year-ago period

(1) In 4Q17, the total noninterest expense excluding the $12 million contribution to the Company's charitable foundation was $405 million

**ZIONS BANCORPORATION**

# Efficiency Ratio

**Efficiency Ratio** [1]



- The efficiency ratio in the 1Q18 was 61.3%, declining 4.6 percentage points from 65.9% in the year-ago period and 12.8 percentage points from 4Q14

  - Adjusting for the interest income recoveries on four large loans in 1Q18, the efficiency ratio was 62.2%

- Committed to continuous improvement to the efficiency ratio, moderating from the trailing three year pace

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

**ZIONS BANCORPORATION**

# Next 12-Month Financial Outlook (1Q19E, vs. 1Q18A)

| | Outlook | Comments |
|---|---|---|
| **Loan Balances** | **Moderately Increasing** | |
| **Net Interest Income** | **Moderately Increasing** | • Excludes the effects of future interest rate hikes. Contemplates continued increases in loans, a moderate increase in funding costs and considers the effect of $11M of interest recoveries in 1Q18 |
| **Loan Loss Provision** | **Modest** | • Expect quarterly loan loss provisions to be modest |
| **Customer-Related Fees** | **Slightly Increasing** | • Remains a key focus for the Company<br>• Customer-related fees excludes securities gains, dividends |
| **Adjusted Noninterest Expense** | **Slightly Increasing** | • FY18 adjusted NIE expected to increase slightly (low single digit rate of growth) relative to FY17 |
| **Tax Rate** | **Stable** | • Excluding stock-based compensation[1], the effective tax rate for FY18 is expected to be between 24% and 25% |
| **Preferred Dividends & Diluted Shares** | | • Expect preferred dividend to be $34 million in FY18<br>• Diluted shares may experience some volatility due to the effect of outstanding warrants and the average price of ZION shares |

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of a direct adjustment to equity.

**ZIONS BANCORPORATION**

# Appendix

- Impact of Warrants

- CRE Loan Portfolio Credit Metrics

- Loan Growth by Bank Brand and Loan Type

- Interest Rate Sensitivity

- GAAP to Non-GAAP Reconciliation

**ZIONS BANCORPORATION**

# Impact of Warrants

## Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has two tranches of warrants outstanding (ZIONZ and ZIONW), both of which are currently in the money
    - During 1Q18, 3.2 million warrants were exercised
    - ZIONZ warrants expire on November 14, 2018; ZIONW warrants expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
    - Warrants are exercised at the beginning of the period
    - Issuer uses proceeds from exercise to repurchase shares at the average market price during period
    - Net shares issued = shares issued from warrant exercise – shares repurchased
    - Repurchased shares in 1Q18 more than offset the increased dilutive impact of warrants



### Dilutive Impact Sensitivity
*Reflects potential dilution given various <u>average</u> common stock share prices over any given period*

Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

**ZIONS BANCORPORATION**

# Commercial Real Estate Credit Quality

## Comments

- High overall CRE credit quality; specific concern for Texas CRE Term loans
- YoY decrease in total CRE criticized rate of 40 bps, currently at 2.4%.
- Texas Term loan pressure (10% criticized) continues on office, multifamily and hospitality: improvement expected in next 12 months
- Term and Residential Home Builder criticized levels remain low

## Commercial Construction



## Term



## Residential Home Builder Construction



Source: Data as of 1Q18; Commercial includes Multifamily

**ZIONS BANCORPORATION**

# CRE Term Portfolio

*Strong CRE metrics and conservative structures*

- Balanced portfolio; ¾ is Office, Retail, Multifamily, and Industrial/Warehouse
- CRE Term characteristics include conservative advance rates, significant cash equity and rebalance covenants
- YoY – CRE Term criticized rate is up 20 bps at 2.8%
- ~ 20% of total Retail Term portfolio secured by big box / regional retail properties

## CRE Term by Collateral Type

*($9.0 billion)*



Unsecured CRE, $0.1, 1%
Land, $0.1, 1%
Hospital/Medical, $0.3, 3%
Hospitality, $0.8, 9%
Other, $0.9, 10%
Office, $2.2, 25%
Industrial/Whse., $1.2, 14%
Retail, $1.7, 19%
Multifamily, $1.6, 18%


## CRE Term: LTV



40%
35%
30%
25%
20%
15%
10%
5%
0%
% of Total Balance
Under 50
50-59
60-69
70-79
80-89
90-99
100+


Note: Data as of 1Q18; LTV represents current loan and most current appraisal; includes 94% of CRE term



ZIONS BANCORPORATION

# CRE Construction Portfolio

*Balanced, performing portfolio*

- Diversified construction portfolio with 31% Homebuilder Residential, 69% Commercial
- 65% of all construction exposure is housing related; Homebuilder Residential and Multifamily
- Homebuilder Residential performing well; ~75% of portfolio in CA and TX, 0.1% Criticized
- Total CRE construction criticized rate is < 1.0%
- YoY – Total CRE construction balances are down slightly ~1%

**Construction by Collateral Type**

*($2.1 billion)*



Hospitality, $0.03, 1%
Industrial/Whse., $0.10, 5%
Retail, $0.11, 5%
Office, $0.14, 7%
CRE Land, $0.15, 7%
Other, $0.21, 10%
Multifamily, $0.72, 34%
Homebuilder Residential, $0.64, 31%


**CRE Construction: LTC**



% of Commitment
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
0 to 59
60 to 69
70 to 79
80 to 89
>90


Note: Data as of 1Q18; LTC does not include Homebuilder Residential

22

ZIONS BANCORPORATION

# Loan Growth by Bank Brand and Loan Type

## Year over Year Loan Growth (1Q18 vs. 1Q17)

| (in millions) | Zions Bank | Amegy | CB&T | NBAZ | NSB | Vectra | CBW | ZBNA Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| C&I (ex-Oil & Gas) | (146) | 137 | 534 | 158 | (10) | 89 | 1 | - | 763 |
| Owner occupied (ex-NRE) | 56 | 258 | 55 | 43 | (4) | 4 | 72 | - | 484 |
| CRE C&D | 119 | (54) | (41) | 22 | (47) | (44) | 21 | - | 24 |
| CRE Term (ex-NRE) | 68 | (32) | (146) | 54 | (19) | 57 | 57 | - | 39 |
| 1-4 Family | 104 | 329 | 32 | 27 | 15 | 36 | 14 | 26 | 583 |
| National Real Estate | (211) | - | - | - | - | - | - | - | (211) |
| Energy (Oil & Gas) | 24 | (67) | - | 5 | - | (7) | 6 | - | (39) |
| Home Equity | 9 | 22 | 68 | 22 | 12 | 7 | 14 | - | 154 |
| Municipal | 154 | 22 | 136 | 69 | 62 | 68 | (22) | (2) | 487 |
| Other | (6) | 76 | - | 4 | 1 | 19 | 9 | 2 | 105 |
| **Total net loans** | **171** | **691** | **638** | **404** | **10** | **229** | **172** | **26** | **2,341** |

## Linked Quarter Loan Growth (1Q18 vs. 4Q17)

| (in millions) | Zions Bank | Amegy | CB&T | NBAZ | NSB | Vectra | CBW | ZBNA Other | Total |
|---|---|---|---|---|---|---|---|---|---|
| C&I (ex-Oil & Gas) | 54 | (128) | 70 | 65 | (8) | 17 | 10 | - | 80 |
| Owner occupied (ex-NRE) | 26 | 59 | - | (27) | (8) | 13 | 8 | - | 71 |
| CRE C&D | 46 | 22 | 4 | 29 | 3 | (24) | (2) | - | 78 |
| CRE Term (ex-NRE) | (28) | (48) | (93) | 109 | (1) | 11 | 1 | - | (49) |
| 1-4 Family | 24 | 57 | - | 11 | 2 | 10 | 5 | (3) | 106 |
| National Real Estate | (45) | - | - | - | - | - | - | - | (45) |
| Energy (Oil & Gas) | 20 | 24 | 1 | (1) | - | (1) | 6 | - | 49 |
| Home Equity | 10 | - | 3 | 1 | - | 3 | (2) | - | 15 |
| Municipal | 15 | (12) | - | 7 | (1) | 19 | - | - | 28 |
| Other | (42) | 8 | (1) | (2) | (2) | 6 | 6 | (3) | (30) |
| **Total net loans** | **80** | **(18)** | **(16)** | **192** | **(15)** | **54** | **32** | **(6)** | **303** |

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

**ZIONS BANCORPORATION**

# Securities Profile

## Short to medium duration portfolio; minimal duration extension risk

- Incremental yield on new securities is moderately accretive to the securities portfolio yield

- Annual cash flow (1Q18, annualized) was approximately $2.8 billion

- Duration: 3.4 years (status quo); 3.6 years (+200 parallel rate shock)



**Total Securities**
*(end of period balances)*

($ billion)

- Agency MBS Securities
- Agency Securities
- SBA Loan-Backed Securities
- Municipal & Other Securities

## ZIONS BANCORPORATION

# Interest Rate Sensitivity and Historical Deposit Beta

## Zions has partially reduced asset sensitivity in exchange for current income

### Net Interest Income Sensitivity

| Modeled Annual Change in a +200bps Interest Rate Environment[1] | |
| --- | --- |
| Δ in NII | 6% |
| Assumed Beta of Total Deposits | 36% |

| Short Term Resets or Maturities *(loans only)* | Percent of Loans | Hedges (swaps, floors) | Net Percentage of Portfolio [2] |
| --- | --- | --- | --- |
| Prime and 1M Libor | 47% | -3% | 44% |
| 2-3M Libor | 4% | -- | 4% |
| 4-12M Libor | 4% | -- | 4% |
| Other Lns <12 months | 10% | 1% | 11% |
| Longer-term Resets or Maturities | | | |
| 1-5 years | 25% | -- | 25% |
| 5+ years | 10% | -- | 10% |

### 2004-2006 and 2015-2017 Rate Cycles



- Zions and the peer median experienced a cumulative 44% and 46% deposit beta during 2004-5 rising interest rate period, respectively, although for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively
- Cumulative rate hike cycle beta includes one full year for deposit costs to catch up to the changes in the benchmark rates. Chart begins one quarter preceding the first increase in Fed Funds rate for each cycle.

Source: Company filings and SNL Financial. (1) This 12-month simulated impact using a static-sized balance sheet and a parallel shift in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).
(2) Net percentage column sums to less than 100% due primarily to 2% of total loans that have interest rate floors which are in the money (floor rate > index+spread rate); these $722 million of loan balances with floors have a weighted average "in the money" amount of 44 basis points. After giving effect to potential future rate hikes, loans with floors would no longer be subject to the floors and would begin to reset with the relevant indices and therefore the 98% total at March 31, 2018 would increase to/towards 100%. Because the dates at which the floors would no longer be in effect are not certain (subject to future Federal Reserve monetary policy decisions), the timing of such cannot be reflected in the chart.

**ZIONS BANCORPORATION**

# GAAP to Non-GAAP Reconciliation

| (Amounts in millions) | | 1Q18 | 4Q17 | 3Q17 | 2Q17 | 1Q17 |
|---|---|---|---|---|---|---|
| **Efficiency Ratio** | | | | | | |
| Noninterest expense (GAAP) [1] | (a) | $ 412 | $ 417 | $ 413 | $ 405 | $ 414 |
| Adjustments: | | | | | | |
| Severance costs | | - | 1 | 1 | - | 5 |
| Other real estate expense | | - | - | (1) | - | - |
| Provision for unfunded lending commitments | | (7) | (1) | (4) | 3 | (5) |
| Debt extinguishment cost | | - | - | - | - | - |
| Amortization of core deposit and other intangibles | | - | 1 | 2 | 2 | 2 |
| Restructuring costs | | - | 1 | 1 | 1 | 1 |
| Total adjustments | (b) | (7) | 2 | (1) | 6 | 3 |
| Adjusted noninterest expense (non-GAAP) | (a) - (b) = (c) | 419 | 415 | 414 | 399 | 411 |
| | | | | | | |
| Net Interest Income (GAAP) | (d) | 542 | 526 | 522 | 528 | 489 |
| Fully taxable-equivalent adjustments | (e) | 5 | 9 | 9 | 9 | 8 |
| Taxable-equivalent net interest income (non-GAAP) | (d) + (e) = (f) | 547 | 535 | 531 | 537 | 497 |
| Noninterest income (GAAP) [1] | (g) | 138 | 139 | 139 | 132 | 132 |
| Combined income | (f) + (g) = (h) | 685 | 674 | 670 | 669 | 629 |
| Adjustments: | | | | | | |
| Fair value and nonhedge derivative income (loss) | | 1 | - | - | - | - |
| Equity securities gains (losses), net | | - | - | 5 | 2 | 5 |
| Total adjustments | (i) | 1 | - | 5 | 2 | 5 |
| Adjusted taxable-equivalent revenue (non-GAAP) | (h) - (i) = (j) | 684 | 674 | 665 | 667 | 624 |
| | | | | | | |
| Pre-provision net revenue (PPNR), as reported | (h) – (a) | $ 273 | $ 257 | $ 257 | $ 264 | $ 215 |
| | | | | | | |
| **Adjusted pre-provision net revenue (PPNR)** | (j) - (c) | **$ 265** | **$ 259** | **$ 251** | **$ 268** | **$ 213** |
| | | | | | | |
| **Efficiency Ratio [1]** | (c) / (j) | **61.3 %** | **61.6 %** | **62.3 %** | **59.8 %** | **65.9 %** |

ZIONS BANCORPORATION

# GAAP to Non-GAAP Reconciliation

| $ In millions except per share amounts | | 1Q18 | 4Q17 | 3Q17 | 2Q17 | 1Q17 |
|---|---|---|---|---|---|---|
| **Pre-Provision Net Revenue (PPNR)** | | | | | | |
| (a) | **Total noninterest expense** [1] | $412 | $413 | $413 | $405 | $414 |
| | LESS adjustments: | | | | | |
| | Severance costs | - | 1 | 1 | - | 5 |
| | Other real estate expense | - | - | (1) | - | - |
| | Provision for unfunded lending commitments | (7) | (1) | (4) | 3 | (5) |
| | Debt extinguishment cost | - | - | - | - | - |
| | Amortization of core deposit and other intangibles | - | 1 | 2 | 2 | 2 |
| | Restructuring costs | - | 1 | 1 | 1 | 1 |
| (b) | *Total adjustments* | (7) | 2 | (1) | 6 | 3 |
| (a-b)=(c) | **Adjusted noninterest expense** | $419 | $415 | $414 | $399 | $411 |
| (d) | Net interest income | 542 | 526 | 522 | 528 | 489 |
| (e) | Fully taxable-equivalent adjustments | 5 | 9 | 9 | 9 | 8 |
| (d+e)=(f) | Taxable-equivalent net interest income (TENII) | 547 | 535 | 531 | 537 | 497 |
| (g) | Noninterest Income | 138 | 139 | 139 | 132 | 132 |
| (f+g)=(h) | **Combined Income** | $685 | $674 | $670 | $669 | $629 |
| | LESS adjustments: | | | | | |
| | Fair value and nonhedge derivative income (loss) | 1 | - | - | - | - |
| | Securities gains (losses), net | - | - | 5 | 2 | 5 |
| (i) | *Total adjustments* | 1 | - | 5 | 2 | 5 |
| (h-i)=(j) | **Adjusted revenue** | $684 | $674 | $665 | $667 | $624 |
| (j-c) | **Adjusted pre-provision net revenue (PPNR)** | $265 | $259 | $251 | $268 | $213 |
| **Net Earnings Applicable to Common Shareholders (NEAC)** | | | | | | |
| (k) | Net earnings applicable to common | 231 | 114 | 152 | 154 | 129 |
| (l) | Diluted Shares | 210,243 | 209,681 | 209,106 | 208,183 | 210,405 |
| | GAAP Diluted EPS | 1.09 | 0.54 | 0.72 | 0.73 | 0.61 |
| | PLUS Adjustments: | | | | | |
| | Adjustments to noninterest expense | (7) | 2 | (1) | 6 | 3 |
| | Adjustments to revenue | (1) | - | (5) | (2) | (5) |
| | Tax effect for adjustments (25% for 2019, 38% prior periods) | 2 | (1) | 2 | (2) | 1 |
| | Preferred stock redemption | - | - | - | (2) | - |
| (m) | Total adjustments | (6) | 1 | (4) | - | (1) |
| (k+m)=(n) | **Adjusted net earnings applicable to common (NEAC)** | **225** | **115** | **148** | **154** | **128** |
| (n)/(l) | Adjusted EPS | 1.07 | 0.55 | 0.71 | 0.74 | 0.61 |
| (o) | Average assets | 66,366 | 65,697 | 65,339 | 65,411 | 63,995 |
| (p) | Average tangible common equity | 6,045 | 6,203 | 6,212 | 6,123 | 5,974 |
| **Profitability** | | | | | | |
| (n)/(o) | Adjusted Return on Assets *(Annualized)* | 1.37% | 0.70% | 0.91% | 0.94% | 0.80% |
| (n)/(p) | Adjusted Return on Tangible Common Equity *(Annualized)* | 15.1% | 7.4% | 9.5% | 10.1% | 8.6% |
| (c)/(j) | Efficiency Ratio | 61.3% | 61.6% | 62.3% | 59.8% | 65.9% |

**ZIONS BANCORPORATION**